PARAMOUNT RESOURCES LTD.
Calgary, Alberta

December 11, 2006

NEWS RELEASE:	SPINOUT OF NORTHERN EXPLORATORY ASSETS

Paramount Resources Ltd. has finalized the terms of its previously announced proposed spinout transaction (the "Spinout") relating to its Mackenzie Delta and Colville Lake interests in northern Canada (the "Spinout Assets"). The Spinout is intended to create a new public corporation ("Newco") which would own the Spinout Assets and be initially owned by Paramount and its shareholders, with Paramount's shareholders being given the opportunity to participate in the initial financing of Newco.

The Spinout will result in Paramount's shareholders owning one Newco common share and five Newco warrant units for every 25 Paramount common shares held. Each warrant unit will consist of one short term warrant and one longer term warrant. Each short term warrant will entitle the holder thereof (other than most U.S. holders) to acquire, at the holder's option: (i) one Newco common share at a price of $5.00; or (ii) one Newco "flow-through" common share at a price of $6.25. The short term warrants will be exercisable until February 16, 2007. Each longer term warrant will entitle the holder thereof (other than most U.S. holders) to acquire, at the holder's option: (i) one Newco common share at a price of $6.00; or (ii) one Newco "flow-through" common share at a price of $7.50. The longer term warrants will not be exercisable, and will not be separable from the corresponding short term warrants, unless the corresponding short term warrants are exercised. The longer term warrants will expire on September 30, 2007.

Clayton H. Riddell, Paramount's Chairman and Chief Executive Officer, has committed to exercise all of the Newco short term warrants which will be owned or controlled by him, directly and indirectly, upon completion of the Spinout, which will represent approximately 48% of the Newco short term warrants.

On completion of the Spinout:

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Newco will own the Spinout Assets, consisting of (i) the rights under a farm-in agreement which Paramount entered into with Chevron Canada Limited and BP Canada Energy Company in September, 2006 relating to certain oil and gas properties in the Mackenzie Delta, Northwest Territories covering approximately 412,500 gross hectares and (ii) oil and gas properties in the Colville Lake area of the Mackenzie Valley, Northwest Territories covering 600,000 gross hectares;

-	Paramount's shareholders will continue to own the same number of Paramount common shares owned before the Spinout and will also own Newco common shares and warrant units;

-	Paramount will own 18.2 million Newco preferred shares, convertible into Newco common shares on a one for one basis, and a promissory note of Newco in the amount of $12 million;

-	Paramount's shareholders will own approximately 2.8 million Newco common shares and 14 million warrant units (based on the number of Paramount common shares currently outstanding); and

-	Paramount will continue to have all of its existing producing assets and its remaining undeveloped acreage and will continue to be managed by its existing management team.

The proceeds from the exercise of the short and longer term warrants will be used to fund expenditures under the Mackenzie Delta farm-in, which are anticipated to be approximately $130 million to the end of the 2007/2008 winter drilling season.

Paramount will initially own approximately 87% of the equity of Newco, with the balance owned by Paramount's shareholders. If all short term warrants are exercised, Paramount's ownership in Newco will be reduced to approximately 52%. If all longer term warrants are exercised, Paramount's ownership in Newco will be further reduced to approximately 37%.

The officers of Newco will consist of certain senior officers of Paramount, including Clayton H. Riddell as Chief Executive Officer, with some of such officers to be replaced when Newco's board is able to find appropriate replacements. In addition, Paramount will provide administrative and operational services to Newco until such time as Newco is able to retain its own staff.

Paramount believes that the Spinout will (i) create the appropriate structure to fund the exploration activities for the Spinout Assets, (ii) provide greater aggregate access to capital to fund the growth of the businesses of each of Paramount and Newco, (iii) better align the risks and returns from Paramount’s current assets and provide Paramount's shareholders with the ability to determine their participation in such assets through their holdings of Paramount common shares and Newco common shares and (iv) enhance value for Paramount's shareholders in the long term.

The Spinout is to be accomplished through an arrangement under the Business Corporations Act (Alberta) and is subject to approval by Paramount's shareholders, the Court of Queen's Bench of Alberta and regulatory authorities. The special meeting of Paramount's shareholders to consider the Spinout is scheduled to be held on January 11, 2007. If the necessary shareholder and court approvals are obtained and other conditions are satisfied, the Spinout is expected to be completed on or about January 12, 2007. Meeting materials are expected to be mailed to shareholders this week.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:
C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.
4700 Bankers Hall West
888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone: (403) 290-3600
Fax: (403) 262-7994

Forward-Looking Statements Advisory

This press release contains forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements with respect to: the terms of the Spinout, the effects of the Spinout, the anticipated benefits of the Spinout to Paramount and its shareholders, the timing for completion of the Spinout and the anticipated capital expenditures under the Mackenzie Delta farm-in.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the receipt of required approvals, Newco's exploration success and its ability to transport its oil and gas production, oil and gas prices, general risks related to exploration and development and general economic and business conditions.

The forward-looking statements or information contained in this news release are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.